                                                                      EXHIBIT 99

                                        For Further Information Contact
                                        Robert E. Phaneuf
For Immediate Release                   Vice President - Corporate Development
Wednesday, November 3, 1999             (918) 592-0101


                 VINTAGE PETROLEUM, INC. REPORTS RECORD RESULTS
                               FOR THIRD QUARTER

     Tulsa, Oklahoma - Vintage Petroleum, Inc. today announced dramatically improved third quarter 1999 income of $27.3 million, or $0.43 a share, including a $2.0 million after-tax gain from the sale of certain non-strategic oil and gas properties. The record high results posted in the third quarter compare to a loss of $9.9 million, or $0.19 per share, in the same quarter last year. A substantially higher average oil price coupled with an increase in the price of gas, significant gains in oil and gas production and lower exploration costs accounted for the return to profitability.

     Oil and gas production for the quarter grew 15 percent to a record 7.0 million equivalent barrels (BOE) from 6.0 million BOE in last year's period. The increase is attributable to the acquisitions made in the fourth quarter of last year and the purchase of the El Huemul concession in Argentina in July of this year. As a result, oil production for the quarter increased 14 percent to a record 4.6 million barrels. Company production of natural gas increased 19 percent to a record 13.9 billion cubic feet (Bcf) compared to 11.8 Bcf in last year's quarter.

     Aiding the increase in production was a substantially higher average price of oil resulting from reduced supplies on the market attributable to the strong adherence by OPEC to its accord reached earlier in the year. The company's average realized price of oil rose 71 percent over the same quarter last year to $18.50 per barrel. The average realized price of gas increased 14

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percent to $2.00 per Mcf compared to $1.76 per Mcf in the same quarter last year.

     Oil and gas sales rose 75 percent to a record $113.6 million principally due to the impact of the higher average price of oil coupled with record oil and gas production levels. Total revenues for the third quarter rose 72 percent to $136.4 million, including a pre-tax gain from oil and gas property sales of $3.3 million.

     Lease operating costs per BOE declined nearly 6 percent to $4.58 per BOE compared to $4.88 per BOE in last year's third quarter. The decline results primarily from the higher level of production and continued emphasis on cost reduction measures initiated late last year. General and administrative expenses also declined on a BOE basis, falling to $1.21 per BOE compared to $1.30 per BOE in last year's third quarter. Exploration expense for the quarter was $1.3 million composed of expenditures for seismic and other geological and geophysical activities of $600,000 with the remaining $700,000 attributable to leasehold impairments and unsuccessful exploratory drilling. In last year's third quarter, exploration expense totaled $6.6 million consisting of $3.2 million of geological and geophysical activities and $3.4 million attributable to leasehold impairments and dry hole costs. Interest expense rose 32 percent to $15.2 million as a result of higher outstanding borrowings utilized to fund a portion of capital spending, including acquisitions, in 1998.

     For the quarter just ended, income before taxes was $36.4 million including the impact of the $3.3 million pre-tax gain from non-strategic property sales compared to a pre-tax loss of $16.3 million in last year's quarter. Net income for the third quarter of 1999 was $27.3 million or $0.43 per share. Excluding the after-tax gain from the sale of certain non-strategic oil and gas properties, net income for the third quarter would be $25.3 million or $0.39 per share. This compares to the third quarter of 1998 net loss of $9.9 million or $0.19 per share. There were

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64.1 million weighted average shares outstanding in the third quarter of 1999 compared to the 51.7 million outstanding in the same period a year ago. The 24 percent increase in outstanding shares is due primarily to the impact of shares issued to acquire certain oil and gas properties in November 1998, the June 1999 equity offering and the dilutive effects of stock options and contingent shares which may become issuable under the $20 stock price guarantee delivered in connection with the November 1998 acquisition.

     Cash flow from operations (before working capital changes) for the third quarter increased to a record $57.9 million compared to $17.2 million in the year-ago quarter.

Nine Months 1999 Summary

     For the nine months, oil and gas sales rose to $240.9 million, 17 percent above the $206.6 million in the nine months of 1998. The higher sales were primarily the result of an improvement in the realized price of oil. Total revenues increased by 16 percent to $295.0 million, compared to $254.2 million for the same period last year.

     The net income in the first nine months of 1999 was $14.3 million, or $0.25 per share, compared to the 1998 period's loss of $21.0 million, or $0.41 a share. There were 57.9 million weighted average shares outstanding in the first nine months of 1999 compared to 51.7 million in the year-ago period. The factors attributable to this 12 percent increase in outstanding shares are the same factors which were responsible for the increase in outstanding shares in the third quarter 1999 compared to the third quarter 1998.

     Cash flow from operations (before changes in working capital) for the nine months of 1999 was $93.7 million, 45 percent above the $64.8 million in the year-ago period.

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Operational Update

Production

     The State Tract 65-2 exploratory well in Galveston Bay was recently successfully completed and is flowing to sales at a net daily rate of 7.0 MMcf of gas and 75 barrels of oil. Coincident with the improved price of oil and the acquisition of the El Huemul property in Argentina early in the third quarter, the company resumed its Argentina drilling program in August. A mix of drilling and workover exploitation activity is planned on both the El Huemul concession as well as the company's previously existing San Jorge basin properties in the fourth quarter and next year.

     Bolivia and Brazil reached a significant milestone with the completion and opening of the BTB pipeline early in the third quarter. Nevertheless, the timing of the start-up of planned new power plants and other sources of increasing gas demand in the Brazilian market from the current gross daily level of approximately 100 MMcf to the BTB pipeline capacity of over 1 Bcf during the next several years is uncertain. Delayed initial end-market demand from Brazil and the termination of gas sales to Argentina resulted in the company's daily Bolivian gas production during the third quarter averaging 19.8 MMcf, slightly less than anticipated. For the fourth quarter, production appears likely to average about 10 MMcf based on the current outlook for pipeline demand. If the Brazilian demand build-up continues to be slower than anticipated during next year, realized volumes could be less than Vintage's contracted average daily volume of 32.1 MMcf but are expected to remain within the range bounded by its contracted volume and an average daily volume of 19.3 MMcf supported by the take-or-pay provision of the BTB gas contract. In addition to the BTB, Vintage is actively pursuing other markets, such as new power projects and existing domestic gas contracts approaching renewal, for the reserves not currently

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contracted to Brazil.  The company estimates that, by year-end 1999, its net
Bolivian gas production capacity will reach 70 MMcf per day.

     In Ecuador, workovers, facility upgrades and other exploitation activities are underway aimed at increasing net daily oil production by year-end to over 1,900 barrels from the third quarter level of 1,496 barrels. The project is designed to coincide with additional pipeline capacity expected to occur with the completion, by year-end 1999, of expansion work on the existing Transecuadorian Pipeline.

Exploration

     Exploration in Bolivia during the third quarter continued the active pace of the first half of the year with the drilling of the NJL X-103 and NJL X-102 wells. Testing is underway of the Upper Devonian Los Monos and Iquiri formations. During the fourth quarter, the company expects to spud another well in a new fault block to the west, the NJL X-110, targeting the Los Monos and Iquiri formations. In the first quarter of 2000, the company plans to initiate a well to test the deeper, potentially significant, Middle Devonian Huamampampa formation.

     In Yemen, the staging of equipment is underway in preparation for spudding the first of three consecutive wells in December of this year. The first well scheduled for drilling will test the An-Naeem prospect, located in the Northwest portion of the S-1 Damis block immediately adjacent to the Janna Hunt Halewah field.

     In the Cedar Point project just onshore of the company's Galveston Bay production, the USX Hematite #1 is completing. The Limonite, a 10,900-foot Lower Vicksburg well in the same vicinity, is planned for the fourth quarter. Additional leads and prospects have been identified for potential drilling next year in both this area and Galveston Bay.

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Targets for 2000

     Based on results to date, the revised 1999 non-acquisition capital budget of $83 million, a preliminary non-acquisition budget of $128 million for the year 2000, the company maintains its target to increase production from its existing reserve base by 17 percent next year to 29 million BOE. Based on such production targets and assumed NYMEX average reference prices for oil and gas of $20 per barrel and $2.50 per Mcf, respectively, Vintage expects to generate cash flow of approximately $185 million, or $2.85 per share.

Forward-Looking Statements

     This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts, that address targets or estimates of proved oil and gas reserves, future production, exploration drilling, exploitation activities and events or developments that the company expects are forward-looking statements. Although Vintage believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

     Vintage Petroleum is an independent energy company engaged in the acquisition, exploitation, exploration and development of oil and gas properties and the marketing of natural gas and crude oil. Company headquarters are in Tulsa, Oklahoma and its common shares are traded on the New York Stock Exchange under the symbol VPI.

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                    VINTAGE PETROLEUM, INC. AND SUBSIDIARIES
                    ----------------------------------------

                       CONSOLIDATED STATEMENTS OF INCOME
                       ---------------------------------
                    (In thousands, except per share amounts)
                                  (Unaudited)


                                                               Three Months Ended                    Nine Months Ended
                                                                  September 30,                         September 30,
                                                       -------------------------------       ---------------------------------
                                                            1999             1998                  1999             1998
                                                       -------------    --------------       ----------------     ------------
REVENUES:
   Oil and gas sales                                        $113,580          $ 64,915               $240,902         $206,584
   Gas marketing                                              16,404            12,593                 38,905           39,664
   Oil and gas gathering                                       1,734             1,476                  5,184            6,811
   Other income                                                4,711               301                 10,003            1,152
                                                       -------------    --------------       ----------------     ------------
                                                             136,429            79,285                294,994          254,211
                                                       -------------    --------------       ----------------     ------------

COSTS AND EXPENSES:
   Lease operating, including production taxes                31,886            29,487                 80,991           91,693
   Exploration costs                                           1,322             6,569                  9,523           18,939
   Gas marketing                                              15,705            12,061                 37,095           37,701
   Oil and gas gathering                                       1,311             1,334                  3,932            5,851
   General and administrative                                  8,413             7,825                 24,482           23,922
   Depreciation, depletion and amortization                   26,231            26,797                 83,240           80,283
   Interest                                                   15,185            11,525                 44,321           30,795
                                                       -------------    --------------       ----------------     ------------
                                                             100,053            95,598                283,584          289,184
                                                       -------------    --------------       ----------------     ------------
       Income (loss) before income taxes                      36,376           (16,313)                11,410          (34,973)

PROVISION (BENEFIT) FOR INCOME TAXES:
   Current                                                     2,749              (125)                 2,796             (586)
   Deferred                                                    6,349            (6,263)                (5,726)         (13,372)
                                                       -------------    --------------       ----------------     ------------
NET INCOME (LOSS)                                           $ 27,278          $ (9,925)              $ 14,340         $(21,015)
                                                       =============    ==============       ================     ============

EARNINGS (LOSS) PER SHARE:
   Basic                                                        $.44             $(.19)                  $.25            $(.41)
                                                       =============    ==============       ================     ============
   Diluted                                                      $.43             $(.19)                  $.25            $(.41)
                                                       =============    ==============       ================     ============
Weighted average common shares outstanding:
   Basic                                                      62,309            51,733                 56,505           51,664
                                                       =============    ==============       ================     ============
   Diluted                                                    64,143            51,733                 57,869           51,664
                                                       =============    ==============       ================     ============

                                -Table Follows-
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                    VINTAGE PETROLEUM, INC. AND SUBSIDIARIES
                    ----------------------------------------

                           SUMMARY BALANCE SHEET DATA
                           --------------------------
                                 (In thousands)
                                  (Unaudited)

                                                             September 30,           December 31,
                                                                 1999                    1998
                                                            ---------------       -----------------
Total current assets                                             $  110,382              $   84,142
Property, plant and equipment, net                                  973,818                 898,242
Total assets                                                      1,125,075               1,014,175

Total current liabilities                                           100,666                  66,925
Long-term debt                                                      652,190                 672,507
Stockholders' equity                                                371,743                 273,958

                                          SUMMARY OPERATING DATA
                                          ----------------------
                                               (Unaudited)
                                               ----------
                                            Three Months Ended                   Nine Months Ended
                                              September 30,                        September 30,
                                      -----------------------------       -----------------------------
                                          1999              1998               1999             1998
                                      -----------     -------------       ------------     ------------
Production:
  Oil (MBbls) -
     U.S.                                   2,183             2,500              6,484            7,509
     Argentina                              2,287             1,552              5,330            4,637
     Ecuador                                  138                 -                381                -
     Bolivia                                   28                30                 58               99
     Total                                  4,636             4,082             12,253           12,245

  Gas (MMcf) -
     U.S.                                   9,577            10,386             29,010           31,530
     Argentina                              2,547                 -              2,921                -
     Bolivia                                1,817             1,372              3,345            4,036
     Total                                 13,941            11,758             35,276           35,566

  Total MBOE                                6,959             6,042             18,132           18,172

Average price:
  Oil (per Bbl) -
     U.S.                                 $ 17.50  (a)      $ 11.08            $ 14.01  (a)     $ 11.64
     Argentina                              19.72             10.43              15.32            11.18
     Ecuador                                14.28                 -              10.74                -
     Bolivia                                16.95             10.24              14.53            11.49
     Total                                  18.50  (a)        10.83              14.48  (a)       11.46

  Gas (per Mcf) -
     U.S.                                 $  2.41           $  1.90            $  1.98          $  2.00
     Bolivia                                  .70               .73                .63              .81
     Argentina                               1.37                 -               1.32                -
     Total                                   2.00              1.76               1.80             1.86

(a) Includes the cost of hedging activities.

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